SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Board Changes




Embargo: 07.30 24 March 2005



  Prudential plc announces the appointment of Mark Tucker to succeed Jonathan
                        Bloomer as Group Chief Executive

The Board of Prudential plc ("Prudential") announces the appointment of Mark Tucker as Group Chief Executive. Jonathan Bloomer, who has been Group Chief Executive since March 2000, will be leaving the company on 5 May 2005.

Mark Tucker, aged 47, currently Group Finance Director at HBOS plc, will join the Prudential Board on 6 May.

Mark previously worked for Prudential from 1986 to 2003. He was an Executive Director of Prudential from 1999 to 2003 and Chief Executive of Prudential Corporation Asia from 1993 to 2003. In this role he developed and implemented the strategy that transformed Prudential's business in Asia to become one of the top two international life insurance groups in the region.

Sir David Clementi, Chairman of Prudential, said:

"Mark's background and experience mean that he is well suited to lead Prudential to the next stage in the Group's development. He is widely respected in the industry and across the financial community. He has broad and relevant experience of the financial services market in our three key regions supported by a track record of success in growing profitable businesses for Prudential. His breadth of experience of Prudential's business is complemented by a fresh perspective on the UK financial sector as a result of his current role at HBOS. We are delighted to be welcoming him back and look forward to the contribution to the Group's success that he will make.

"At the same time, personally and on behalf of the Board, I would like to thank Jonathan for his significant contribution over the last ten years, first as Group Finance Director and then as Group Chief Executive. The Group is in good health and we are delivering strong growth in all our businesses. Jonathan has brought Prudential through one of the severest markets the insurance sector has experienced and has overseen a complete re-engineering of the UK business which contributed to the very good results delivered in 2004. We wish him well for the future."

Mark Tucker said:

"I am delighted to be coming back to Prudential at this exciting time in the Group's development, and I look forward to working with the Board and the management team."

Jonathan Bloomer, Group Chief Executive of Prudential, said;

"I am pleased that Prudential is in terrific shape and I am confident that the current strategy and momentum will continue to deliver to shareholders. There is a strong team in place and all four core businesses have delivered record profits. We have had to manage the company through difficult times and not everything has made us popular but my job has been to lead a transformation and Prudential is now set fair to deliver further substantial growth and returns. Obviously I am extremely disappointed with the Board's decision, but I wish them all the best."

Enquiries

Rebecca Burrows, Group Communications Director, Prudential Plc     020 7548 3537

Mike Smith / Kate Holgate, Brunswick                               020 7404 5959

Media

Steve Colton                                                       020 7548 3721

Joanne Davidson                                                    020 7548 3708

Investors / analysts

Marina Lee-Steere                                                  020 7548 3511


Notes to Editors:

1. Sir David Clementi will be holding a conference call at 08.00 for wire journalists. Dial-in number is +44 (0) 20 7031 4064. Please quote 'Prudential' and 'Rebecca Burrows' to access.

2. Mark Tucker is a Chartered Accountant and has a strong track record in the financial services sector. Since May 2004, he has been Group Finance Director at HBOS plc. From 1993 until 2003 he was Chief Executive of Prudential Corporation Asia, and has also held senior positions in Prudential's businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant.

His CV is set out below:

Since May 04               Group Finance Director, HBOS

Dec 93 - Jun 03            CEO, Prudential Corporation Asia

                           Executive Director Prudential Plc

Jun 92 - Nov 93            Senior Vice-President, Jackson National Life, USA

Nov 89 - May 92            General Manager, Prudential Assurance Co Hong Kong

Jun 87 - Oct 89            Assistant Director, Prudential Plc

Nov 86 - May 87            Financial Controller, Prudential Venture Managers

Jan 86 - Oct 86            Controller, North American Investment Operations,
                           Prudential Portfolio Managers Limited

Born     29/12/1957

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 March 2005
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations